Direct Owners/Executive Officers

Organization CRD Number: 19714

Organization SEC Number: 8-41342

Organization Name: BARCLAYS CAPITAL INC.

Applicant Name: BARCLAYS CAPITAL INC.

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Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
BARCLAYS GROUP US INC.	Domestic Entity	OWNS BARCLAYS CAPITAL INC.	12/1999	75% or more	Y	N	13-3249618
O'CONNOR, CLAIRE SCHOLZ	Individual	BOARD DIRECTOR	09/2018	Less than 5%	Y	N	1907247
NOTO, JOSEPH C	Individual	BOARD DIRECTOR	09/2018	Less than 5%	Y	N	4688658
LAROCCA, GERARD SEBASTIAN	Individual	PRESIDENT	01/2011	Less than 5%	Y	N	2683227
MELI, JEFFREY ANTHONY	Individual	CO-HEAD OF RESEARCH	07/2015	Less than 5%	N	N	4477654
JAISING, RAHUL	Individual	ROSFP - PRIME SERVICES	08/2013	Less than 5%	N	N	4754959
BANCONE, ANTHONY	Individual	ROSFP - DISTRIBUTION	08/2013	Less than 5%	N	N	1790892
MATHIS, CAROL PEDERSEN	Individual	CHIEF FINANCIAL OFFICER	01/2021	Less than 5%	N	N	4322657
GLOGOFF, MARC JASON	Individual	BOARD DIRECTOR	01/2021	Less than 5%	Y	N	5861911
ABREU, JULIAN JAVIER	Individual	ROSFP - PRIME SERVICES	03/2019	Less than 5%	N	N	5160018
FUQUA, JAMES	Individual	CHIEF LEGAL OFFICER	11/2018	Less than 5%	N	N	2933658
LAROCCA, GERARD SEBASTIAN	Individual	BOARD DIRECTOR	10/2005	Less than 5%	Y	N	2683227
LUBLINSKY, MICHAEL	Individual	CHIEF EXECUTIVE OFFICER	02/2018	Less than 5%	Y	N	2655249
LUBLINSKY, MICHAEL	Individual	BOARD DIRECTOR	02/2018	Less than 5%	Y	N	2655249
FORREST, MONTY LEE	Individual	BOARD DIRECTOR	05/2015	Less than 5%	Y	N	5812639

| FORREST, MONTY LEE | Individual | CHIEF OPERATIONS OFFICER | 05/2015 | Less than 5% | Y | N | 5812639 |
| ZACHARIA, ZACHARIA | Individual | CHIEF COMPLIANCE OFFICER | 05/2019 | Less than 5% | N | N | 2440444 |

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